Exhibit 99.2

ÆTERNA ZENTARIS

AETERNA ZENTARIS INC.
C/O BROADRIDGE
2601 - 14TH AVENUE
MARKHAM, ON L3R 0H9
CANADA

1 OF 2
S91970 81 010 E: C
S:3 B:2 1/1 M
A:A V: 1

JOHN A. SAMPLE
123 ANY STREET
ANYCITY PR A1A 1A1
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PROXY FORM

Annual Meeting
Aeterna Zentaris Inc.

WHEN:
Wednesday, May 5, 2021 at 10:00 am EDT

WHERE:
www.virtualshareholdermeeting.com/AEZS2021

STEP 1 **REVIEW YOUR VOTING OPTIONS**

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501

BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

G-V502122020

CONTROL NO.:→

PROXY DEPOSIT DATE: May 4, 2021 at 5:00 pm EDT

The control number has been assigned to you to identify your shares for voting.

You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.

INSTRUCTIONS:

1. **This Form of Proxy is solicited by and on behalf of management of the issuer.**
2. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend and act on your behalf at the Meeting. If you wish to appoint a person:
   - Write the name of your designate on the "Appointee" line and provide a unique **APPOINTEE IDENTIFICATION NUMBER** for your Appointee to access the Virtual Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com and insert the name of your designate in the "Change Appointee(s)" section and provide a unique **APPOINTEE IDENTIFICATION NUMBER** on the voting site for your Appointee to access the Virtual Meeting.

   You **MUST** provide your Appointee the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter.

   IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING.
3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof.

   This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein.
4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required.
5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf.

   If you vote by Internet or telephone, do not mail back this Form of Proxy.
6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder.
7. This Form of Proxy will be voted as directed by the shareholder. If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee.
8. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular.
9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate.
10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct.
11. This Form of Proxy should be read in conjunction with the accompanying management proxy circular.

PLEASE SEE OVER

PROXY FORM

Aeterna Zentaris Inc.

MEETING TYPE: Annual Meeting
MEETING DATE: Wednesday, May 5, 2021 at 10:00 am EDT
RECORD DATE: March 30, 2021
PROXY DEPOSIT DATE: May 4, 2021 at 5:00 pm EDT **CUID:**
ACCOUNT NO: **CUSIP:**

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): **Dr. Klaus Paulini, or failing him, Ms. Leslie Auld**

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the Virtual Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX

→ ☐

MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE

→ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

E-R4

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item	FOR	WITHHOLD
1A Election of Director: Peter Edwards	☐	☐
1B Election of Director: Carolyn Egbert	☐	☐
1C Election of Director: Gilles Gagnon	☐	☐
1D Election of Director: Klaus Paulini	☐	☐
1E Election of Director: Dennis Turpin	☐	☐
02 To appoint Ernst & Young LLP as auditors and to authorize the directors to determine their compensation.	☐	☐

* **Note** * If you are voting by mail, your form of proxy must be delivered by 5:00 p.m. (Eastern Time) on May 3, 2021. For all other methods, you must have voted by 5:00 p.m. (Eastern Time) on May 4, 2021.

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

ÆTERNA ZENTARIS

AETERNA ZENTARIS INC.
C/O BROADRIDGE
2601 - 14TH AVENUE
MARKHAM, ON L3R OH9
CANADA

1 OF 2
S91970 81 010 E: C
S:3 E:2 1/1 M
A:A V: 1

JOHN A. SAMPLE
123 ANY STREET
ANYCITY PR A1A 1A1
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

FORMULAIRE DE PROCURATION

Assemblée annuelle
Aeterna Zentaris Inc.

DATE :
Mercredi 5 mai 2021 a 10 h HAE

ADRESSE :
www.virtualshareholdermeeting.com/AEZS2021

ÉTAPE 1 — PASSEZ EN REVUE VOS OPTIONS DE VOTE

EN LIGNE : VOTEZ SUR **PROXYVOTE.COM** À L'AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. VOTRE NUMÉRO DE CONTRÔLE EST INDIQUÉ CI-DESSOUS.

NUMÉRISEZ POUR VOIR LES DOCUMENTS ET VOTEZ DÈS MAINTENANT →

VOTE PAR TÉLÉPHONE : VEUILLEZ TRANSMETTRE VOS INSTRUCTIONS AU **1 800 474-7501 (EN FRANÇAIS)** OU AU **1 800 474-7493 (EN ANGLAIS)**.

VOTE PAR LA POSTE : VEUILLEZ RETOURNER LE PRÉSENT FORMULAIRE DE PROCURATION DANS L'ENVELOPPE FOURNIE.

RAPPEL : PASSEZ EN REVUE LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS AVANT DE VOTER.

H-V302122020

Nº DE CONTRÔLE : →

DATE DE DÉPÔT : 4 mai 2021 à 17 h HAE

Le numéro de contrôle qui vous a été attribué sert à déterminer les actions dont vous pourrez exercer les droits de vote.

Vous devez préserver la confidentialité de votre numéro de contrôle et éviter de le divulguer à des tiers, sauf lorsque vous votez à l'aide de l'une des méthodes de vote indiquées dans le présent formulaire. Si vous envoyez le présent formulaire ou fournissez votre numéro de contrôle à des tiers, vous assumez toute responsabilité quant à la façon dont vos droits de vote seront exercés ou à l'incapacité de les exercer par la suite.

INSTRUCTIONS :

1. **Le présent formulaire de procuration est sollicité par la direction de l'émetteur et pour son compte.**
2. Vous avez le droit de nommer une autre personne que celles dont le nom figure au verso du présent formulaire, et qui n'est pas tenue d'être un actionnaire, pour qu'elle assiste et agisse en votre nom à l'assemblée. Si vous souhaitez nommer une telle personne :
   - écrivez le nom de cette personne sur la ligne « Fondé de pouvoir » et fournissez dans l'espace prévu à cette fin au verso du présent formulaire un **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR** unique que votre fondé de pouvoir pourra utiliser pour accéder à l'assemblée virtuelle, puis veuillez signer, dater et nous faire parvenir par la poste le présent formulaire;
   - allez à ProxyVote.com et inscrivez le nom de cette personne dans la section « Changer de fondé(s) de pouvoir » et fournissez sur le site de vote un **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR** unique que votre fondé de pouvoir pourra utiliser pour accéder à l'assemblée virtuelle.

   Vous **DEVEZ** fournir à votre fondé de pouvoir le **NOM EXACT** et le **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR À HUIT CARACTÈRES** pour qu'il puisse accéder à l'assemblée virtuelle. L'identité des fondés de pouvoir ne peut être validée à l'assemblée virtuelle qu'à l'aide du **NOM EXACT** et du **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR À HUIT CARACTÈRES** que vous entrez.

   SI VOUS NE CRÉEZ PAS DE NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR À HUIT CARACTÈRES OU QUE VOUS NE FOURNISSEZ PAS UN TEL NUMÉRO À VOTRE FONDÉ DE POUVOIR, VOTRE FONDÉ DE POUVOIR NE POURRA ACCÉDER À L'ASSEMBLÉE VIRTUELLE.
3. Le présent formulaire de procuration confère le pouvoir discrétionnaire de voter à l'égard des modifications qui peuvent être apportées aux points mentionnés dans l'avis de convocation à l'assemblée et des autres questions qui peuvent être dûment soumises à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report.

   Le présent formulaire de procuration ne sera valide et exercé que s'il est rempli et livré de la manière indiquée dans les présentes.
4. Si les actions sont immatriculées au nom de plus d'un propriétaire (dans le cas, par exemple, d'une propriété conjointe, de fiduciaires ou d'exécuteurs/de liquidateurs), toutes les personnes dont le nom figure sur le certificat d'immatriculation doivent signer le présent formulaire de procuration. Si vous votez pour le compte d'une société ou d'un autre particulier, vous pourriez devoir remettre des documents attestant votre pouvoir de signer le présent formulaire de procuration ainsi que votre capacité à agir en tant que signataire.
5. Pour voter rapidement, vous pouvez utiliser Internet ou un téléphone à clavier et saisir le numéro de contrôle indiqué ci-dessus. Le service de vote par Internet ou téléphone n'est pas offert le jour même de l'assemblée. Vous ne pourrez utiliser le service de vote par téléphone si vous désignez une autre personne pour qu'elle assiste à l'assemblée en votre nom.

   Si vous votez par Internet ou téléphone, ne retournez pas la présente procuration par la poste.
6. Si le formulaire de procuration n'est pas daté, il sera réputé porter la date du jour de son envoi par la poste à l'actionnaire.
7. Le présent formulaire de procuration sera exercé conformément aux directives de l'actionnaire. En l'absence de préférences de vote au verso des présentes, il sera exercé comme il est recommandé au verso du présent formulaire ou indiqué dans la circulaire de sollicitation de procurations, à moins que vous ne nommiez un fondé de pouvoir.
8. Sauf si la loi l'interdit ou à moins d'instructions contraires de votre part, votre ou vos fondés de pouvoir jouiront de tous les pouvoirs nécessaires pour assister, soumettre des questions et agir à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report, ainsi que voter à l'égard de toutes les questions qui seront soumises à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report, et ce, même si ces questions ne sont pas mentionnées dans le présent formulaire ou dans la circulaire de sollicitation de procurations.
9. Si les présentes instructions de vote sont données au nom d'une personne morale, veuillez indiquer la dénomination sociale complète de cette dernière, ainsi que le nom et le titre de la personne qui donne les instructions de vote au nom de la personne morale.
10. Si les points énumérés dans la circulaire de sollicitation de procurations diffèrent de ceux qui figurent au verso du présent formulaire, la circulaire de sollicitation de procurations sera le document considéré comme étant exact.
11. Le présent formulaire de procuration doit être lu conjointement avec la circulaire de sollicitation de procurations ci-jointe.

VOIR AU VERSO

FORMULAIRE DE PROCURATION

Aeterna Zentaris Inc.

TYPE D'ASSEMBLÉE : Assemblée annuelle
DATE DE L'ASSEMBLÉE : Mercredi 5 mai 2021 à 10 h HAE
DATE DE RÉFÉRENCE : 30 mars 2021
DATE DE DÉPÔT : 4 mai 2021 à 17 h HAE **N° CUID :**
N° DE COMPTE : **N° CUSIP :**

Nº DE CONTRÔLE : →

ÉTAPE 2 — NOMMEZ UN FONDÉ DE POUVOIR (FACULTATIF)

FONDÉ(S) DE POUVOIR : Dr. Klaus Paulini, ou à défaut, Ms. Leslie Auld

Changement de fondé de pouvoir :

Si vous souhaitez désigner une autre personne que celle(s) mentionnée(s) ci-dessus pour qu'elle assiste, vote et agisse en votre nom à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report, allez à www.proxyvote.com ou inscrivez votre nom ou le nom de l'autre personne chargée d'assister à l'assemblée en caractères d'imprimerie dans l'espace prévu à cet effet et fournissez un **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR** unique en prenant soin de **REMPLIR TOUTES LES CASES** afin de permettre à votre fondé de pouvoir d'accéder à l'assemblée. Vous pouvez choisir d'indiquer à votre fondé de pouvoir comment exercer les droits de vote à l'égard des questions qui pourraient être dûment soumises à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report. À moins que vous ne lui donniez des instructions contraires, votre fondé de pouvoir aura les pleins pouvoirs pour assister, voter et agir à l'assemblée à l'égard des questions qui pourraient être dûment soumises à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report, et ce, même si ces questions ne sont pas indiquées dans le formulaire de procuration ou la circulaire relative à l'assemblée. Vous pouvez également changer de fondé de pouvoir en ligne, à www.proxyvote.com.

Vous **DEVEZ** fournir à votre fondé de pouvoir le **NOM EXACT** et le **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR À HUIT CARACTÈRES** pour qu'il ait accès à l'assemblée. L'identité des fondés de pouvoir ne peut être validée à l'assemblée virtuelle des actionnaires qu'à l'aide du **NOM EXACT** et du **NUMÉRO D'IDENTIFICATION DE FONDÉ DE POUVOIR À HUIT CARACTÈRES** que vous entrez ci-après.

VEUILLEZ ÉCRIRE LE NOM DU FONDÉ DE POUVOIR À L'INTÉRIEUR DE LA CASE

→ [ ]

MAXIMUM DE 22 CARACTÈRES - EN CARACTÈRES D'IMPRIMERIE

CRÉEZ UN NUMÉRO D'IDENTIFICATION À HUIT (8) CARACTÈRES POUR VOTRE FONDÉ DE POUVOIR

→ [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

DOIT COMPRENDRE HUIT CARACTÈRES - EN CARACTÈRES D'IMPRIMERIE

F-R4

ÉTAPE 3 — INSTRUCTIONS DE VOTE

POINT(S) : ***LES RECOMMANDATIONS DE VOTE SONT INDIQUÉES AU MOYEN DU*** **TEXTE SURLIGNÉ** ***AU-DESSUS DES CASES*** (REMPLISSEZ UNE SEULE CASE « ■ » PAR POINT, À L'ENCRE NOIRE OU BLEUE)

Point	POUR	ABSTENTION
1A Election of Director: Peter Edwards	☐	☐
1B Election of Director: Carolyn Egbert	☐	☐
1C Election of Director: Gilles Gagnon	☐	☐
1D Election of Director: Klaus Paulini	☐	☐
1E Election of Director: Dennis Turpin	☐	☐
02 To appoint Ernst & Young LLP as auditors and to authorize the directors to determine their compensation.	☐	☐

* **Note** * If you are voting by mail, your form of proxy must be delivered by 5:00 p.m. (Eastern Time) on May 3, 2021. For all other methods, you must have voted by 5:00 p.m. (Eastern Time) on May 4, 2021.

ÉTAPE 4 — LE PRÉSENT DOCUMENT DOIT ÊTRE SIGNÉ ET DATÉ

SIGNATURE(S) *INVALIDE EN L'ABSENCE DE SIGNATURE*

M M J J A A